Exhibit 99.1

SciSparc Successfully Completed The Development of its Proprietary Drug Candidate SCI-110 for its Upcoming Phase IIb Study In Tourette Syndrome

TEL AVIV, Israel, June 29, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that it has successfully completed the development of its top-tier drug candidate SCI-110 to be used in its upcoming multinational, multicenter, Phase IIb study for Tourette Syndrome (“TS”).

The Company recently announced that it has received ethics committee approvals from Hannover Medical School in Hannover, Germany, and the Tel Aviv Sourasky Medical Center, in Tel Aviv, Israel. SCI-110 is developed and manufactured by Procaps Group S.A., a leader in contract development and manufacturing services in soft-gel advanced technologies for the global pharmaceutical industry.

“Completing the development of our unique drug candidate SCI-110 for the upcoming Phase IIb trial is another significant milestone for the Company, making SciSparc well positioned to introduce an impactful treatment for TS patients that have very limited treatment options today,” commented Oz Adler, SciSparc’s Chief Executive Officer. “Our singular objective in developing SCI-110 is to develop a safe and effective treatment for this devastating, unmet medical need as soon as possible; and this milestone brings us one step closer.”

TS is a movement and neurobehavioral disorder characterized by chronic motor and vocal tics. With onset before age 18, about half to two-thirds of TS cases improve during adolescence, while adults are generally more severe patients. Tics may be associated with a premonitory sensation to perform a specific action, which may lead to “relief” once performed.

The objective of this Phase IIb randomized, multi-national, multi-center, double-blind, placebo controlled cross-over study is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adult patients (between 18 and 65 years of age) using oral treatment daily. The patients will be randomized in a 1:1 ratio to receive either SCI-110 or a SCI-110 matched placebo. The primary efficacy objective of the study will be to assess tic severity change using Yale Global Tic Severity Scale (YGTSS-R-TTS), the most commonly used measure in clinical trials, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the study will be to assess absolute and relative frequencies of serious adverse events for the entire population and separately for the SCI-110 and placebo groups.

The launch of the trial is pending approvals by the Ministry of Health in both Germany and Israel.

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the forthcoming phase IIb clinical trial for treatment of TS and the pending further regulatory approvals in Germany and Israel. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055